PEARSON

PEARSON PLC

RECEIVED

2007 MAY -1 A 11:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

80 STRAND
LONDON WC2R ORL
TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

27 April 2007

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

SUPPL

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

Press Releases:-

5 April	**Annual Information update**
10 April	**Pearson Educational Measurement awarded American Diploma project assessment....**
23 April	**Financial Times launches new brand advertising campaign**
23 April	**Financial Times unveils global refresh**
23 April	**Financial Times launches new brand advertising campaign**
26 April	**Interactive Data reports first quarter 2007 results**
27 April	**Pearson AGM trading update**
27 April	**2007 AGM results**
27 April	**2007 AGM trading update**
27 April	**Two copies of two Ordinary Resolutions passed at the AGM on 27 April 2007**
27 April	**Two copies of three Special Resolutions passed at the AGM on 27 April 2007**

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

PROCESSED
MAY 0 3 2007
THOMSON FINANCIAL

07023076

Stephen Jones
Deputy Secretary

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

dw 5/2

Annual Information Update
05 April 2007

Pearson plc
("Pearson" or "the Company")

Annual Information Update for the period 1 April 2006 up to and including 4 April 2007.

In accordance with Prospectus Rule 5.2, Pearson sets out below a summary of the information which has been published or made available to the public during the defined period. The information referred to in this Update was up to date at the time the information was published, but some of it may now be out of date.

Stock Exchange Announcements

Announcements made by the Company via RNS, a Regulatory Information Service, may be viewed and downloaded from the London Stock Exchange website at www.londonstockexchange.com or from the press releases page on the Company's website at www.pearson.com/index.cfm?pageid=144, which also shows announcements concerning Group news. The Stock Exchange announcements made during the defined period are:

Date of Announcement	Headline of Announcement at Stock Exchange
02 Apr 07	Total Voting Rights and Capital
02 Apr 07	Director Shareholding
26 Mar 07	Pearson 2006 annual report
22 Mar 07	Director Shareholding
21 Mar 07	Notification of Holding in the Company
21 Mar 07	Notification of Holding in the Company
02 Mar 07	Notification of Holdings in the Company
01 Mar 07	Total Voting Rights and Capital
28 Feb 07	Notification of Holdings in the Company
26 Feb 07	Pearson 2006 Preliminary results
02 Feb 07	Total Voting Rights and Capital
22 Jan 07	Pearson Trading Update: Strong end to the year; on track for record profits
18 Jan 07	Voting Rights and Capital
18 Jan 07	Voting Rights and Capital
15 Jan 07	Voting Rights and Capital
11 Jan 07	Notification of Transactions of Directors
10 Jan 07	Voting Rights and Capital
22 Dec 06	Purchase of shares
21 Dec 06	Non-Executive Directors' Share Purchase Plan
18 Dec 06	Voting rights and capital

14 Dec 06	6 monthly blocklisting review
12 Dec 06	Additional listing of shares
11 Dec 06	Pearson to sell Government Solutions to Veritas Capital
05 Dec 06	Block listing of shares
27 Nov 06	Change of interest in shares
15 Nov 06	Change of interest in shares
30 Oct 06	Pearson nine-month trading update: on track to deliver record profits in 2006
18 Oct 06	Director shareholdings
16 Oct 06	Director shareholdings
06 Oct 06	Change of interest in shares
02 Oct 06	Directors' shareholding
27 Sep 06	Long term Incentive Plan
26 Sep 06	Director Shareholdings
05 Sep 06	Change of interest in shares
04 Sep 06	Change of interest in shares
01 Sep 06	Notification of Directors' Interests
24 Aug 06	Change of interest in shares
16 Aug 06	Change of interest in shares
08 Aug 06	Pearson acquires Mergermarket: adds new financial content and services to the FT Group
08 Aug 06	Change of interest in shares
03 Aug 06	Notification of transactions of directors
02 Aug 06	Notification of transactions of directors
31 Jul 06	Pearson 2006 Interim results
24 Jul 06	Block listing of shares
14 Jul 06	Change in interest in shares
14 Jul 06	Change in interest in shares
12 Jul 06	Additional listing of shares
07 Jul 06	Purchase of additional ADR's
06 Jul 06	Additional listing of shares
03 Jul 06	Non-Executive Directors' Share Purchase Plan
30 Jun 06	Director's share interests
28 Jun 06	Change of Director Shareholding
22 Jun 06	Change in interest in shares
15 Jun 06	Change in interest in shares
08 Jun 06	Block listing of shares
31 May 06	Pearson to acquire Chancery Software Ltd
25 May 06	Pearson to acquire Powerschool

24 May 06	Six monthly block listing announcement (Schedule 5)
22 May 06	Director's appointment
15 May 06	Pearson: Board changes
15 May 06	Block listing of shares
11 May 06	Release of restricted shares
11 May 06	Change of Directors' Shares
08 May 06	Directors' shareholdings
05 May 06	Director's shareholding
05 May 06	Pearson to acquire Paravia Bruno Mondadori: Gains leading position in Italian Education Market
28 Apr 06	Change in interest in shares
28 Apr 06	Directorate changes
25 Apr 06	Pearson enters teacher certification market by acquiring National Evaluation Systems
21 Apr 06	2006 AGM Results
21 Apr 06	2006 AGM trading update
20 Apr 06	Change in Interest in Shares
12 Apr 06	Change of Director Shareholding
11 Apr 06	Block listing
11 Apr 06	Change in interest in shares
03 Apr 06	Directors shareholding

Documents Filed with Companies House
The Company has made the following filings with Companies House during the defined period. Copies of these documents may be obtained from Companies House, Crown Way, Maindy, Cardiff CF14 3UZ or, if you are a registered user, they may be viewed and downloaded at www.direct.companieshouse.gov.uk, using Companies House Direct.

Date Posted on Companies House Direct Website	Document Filed with Companies House
29 September 2006	Form 288c - Change of Director's Particulars
10 July 2006	Form 363a - Annual Return
22 June 2006	Form 288a - Appointment of Director
20 June 2006	Form 288c - Change of Director's Particulars
9 May 2006	Form 288c - Change of Director's Particulars
5 May 2006	Annual Accounts to 31 December 2005
2 May 2006	Form 288b - Resignation of Director

2 May 2006	Form 288b - Resignation of Director
28 April 2006	Form 123 - Notice of Increase in Nominal Capital
28 April 2006	Ordinary and Special Resolutions approved at AGM

In addition, the Company filed Forms 88(2) - Return of Allotment of Shares with Companies House. These were posted on the Companies House Direct website on 15 March 2007, 6 March 2007, 2 March 2007, 27 February 2007, 19 February 2007, 25 January 2007, 23 January 2007, 18 January 2007, 12 January 2007, 6 January 2007, 29 December 2006, 18 December 2006, 12 December 2006, 30 November 2006, 23 November 2006, 10 November 2006, 3 November 2006, 2 November 2006, 31 October 2006, 26 October 2006, 19 October 2006, 11 October 2006, 25 September 2006, 22 September 2006, 30 August 2006, 24 August 2006, 22 August 2006, 17 August 2006, 15 August 2006, 25 July 2006, 27 June 2006, 19 June 2006, 14 June 2006, 1 June 2006, 23 May 2006, 17 May 2006 and 4 April 2006.

Interim Results

The Company's interim results for the period 1 January 2006 to 30 June 2006 were published in the Financial Times newspaper worldwide on 1 August 2006. They are now available on the annual report page on the Company's website at www.pearson.com/index.cfm?pageid=58.

Information Provided to Shareholders

The Company sent the following documents to its shareholders during the defined period:

Date of Mailing	Documents Sent to Shareholders
26 March 2007	Governance and Financial Statements 2006 and/or Annual Review and Summary Financial Statements 2006.
	Letter from the Chairman and Notice of 2007 AGM.
	Form of Proxy in relation to 2007 AGM.

Copies of the Governance and Financial Statements, Annual Review and Summary Financial Statements, Letter from the Chairman and Notice of AGM and Form of Proxy for the 2006 year end were also submitted to the UK Listing Authority on 26 March 2007. In addition, copies of the resolutions passed at the 2006 AGM were sent to the UK Listing Authority on 21 April 2006. Copies of these documents are available from the Company Secretary, Pearson plc, 80 Strand, London WC2R 0RL.

US Listing

The Company is listed on the New York Stock Exchange ("NYSE") as well as on the London Stock Exchange. There is a requirement, therefore, that information made public in the UK also needs to be made available in the US. Such documentation is listed below:

Securities and Exchange Commission ("SEC")
The Company filed hard copies of its Stock Exchange announcements with the SEC, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934. These bulk filings were sent, during the defined period, on 23 March 2007, 5 March 2007, 19 January 2007, 5 January 2007, 14 December 2006, 16 November 2006, 17 October 2006, 22 September 2006, 11 August 2006, 3 August 2006, 14 July 2006, 26 June 2006, 2 June 2006, 11 May 2006 and 24 April 2006. In addition, the AGM documentation, referred to above, was sent to the SEC on 26 March 2007 and copies of the resolutions passed at the 2006 AGM were also sent to the SEC on 21 April 2006. Copies of these documents can be obtained from the Securities and Exchange Commission, 450 Fifth Street N.W., Washington D.C. 20549, USA, as well as from the Company Secretary of Pearson.

NYSE
The Company sent copies of the AGM documentation, referred to above, to the NYSE on 26 March 2007 and copies of the resolutions passed at the 2006 AGM were also sent to the NYSE on 21 April 2006.

Bank of New York ("BoNY")
The Company sent copies of the AGM documentation, referred to above, to the BoNY on 26 March 2007.

Information Provided to US Shareholders Only
The Company sent to its US shareholders a copy of the Form 20-F on 11 May 2006, with the SEC having received a copy on 5 May 2006. A copy of this document can be viewed and downloaded from the Company's website at www.pearson.com/index.cfm?pageid=58 and hard copies are available from the Company Secretary of Pearson.

Stephen Jones
Deputy Secretary
5 April 2007

Pearson Educational Measurement awarded American Diploma project assessment contract

10 April 2007

Company to Develop, Deliver and Manage Algebra II Exam for Multi-State Consortium

IOWA CITY, Iowa - Pearson Educational Measurement, the leading provider of state and national educational assessment solutions, today announced it has been awarded a contract by Ohio on behalf of nine American Diploma Project (ADP) Network states to deliver a new Algebra II exam. The project marks the largest effort ever undertaken by a group of states to develop a common assessment based on common standards. Besides Ohio, the nine-state consortium includes Arkansas, Indiana, Kentucky, Maryland, Massachusetts, New Jersey, Pennsylvania and Rhode Island.

The project is an initiative of the ADP Network, a group of 29 states committed to preparing all students for college and work. ADP Network states educate nearly 60 percent of all U.S. public school students. The ADP Network, formed by the bipartisan, nonprofit organization Achieve, Inc., at the 2005 National Education Summit on High Schools, helps states align high school standards, assessments, curriculum and accountability with the demands of college and work.

Achieve provides policy leadership, technical assistance and other support to the ADP Network states and will assist the nine-state consortium by supporting development of the test, providing an annual report comparing the performance of participating states, and helping the states share and develop tools and strategies for improving teaching and learning in high school math.

"The states in this initiative are committed to collaborating to ensure that all of their students are prepared for the demands of work and higher education," said Michael Cohen, president of Achieve. "We are pleased to welcome Pearson as our partner as we launch our program of assessments for measuring college readiness with the Algebra II exam."

Pearson's four-and-a-half-year contract includes developing, delivering and managing the assessment program. The test will first be administered in May 2008, and during the first year it is projected that more than 200,000 students will take the Algebra II exam either online or on paper.

"We will contribute Pearson's deep breadth of experience in assessment research, development, delivery and management to the ADP Network's testing program," said Douglas Kubach, president, Pearson Educational Measurement. "We are proud to work with Achieve and this consortium of leaders from around the country as they collaborate to raise the rigor of high school curriculum standards, promote college readiness, and improve secondary math instruction in their states."

About Achieve, Inc.
Created by the nation's governors and business leaders, Achieve, Inc., is a bipartisan, non-profit organization that helps states raise academic standards, improve assessments and strengthen accountability to prepare all young people for postsecondary education, work and citizenship. Achieve was founded at the 1996 National Education Summit and has sponsored subsequent Summits in 1999, 2001 and 2005. At the 2005 Summit, Achieve launched the American Diploma Project Network. For more information, please visit www.achieve.org.

About Pearson Educational Measurement
Pearson Educational Measurement, the largest comprehensive provider of educational assessment products, services and solutions, helps states, school districts, teachers and parents support standards-based reform while using testing and assessment to promote learning and academic achievement. As a pioneer, Pearson Educational Measurement has been a trusted partner in district, state and national assessments for more than 50 years. For more information, visit www.pearsonedmeasurement.com. Pearson Educational Measurement operates as a business of Pearson Education, the world's largest education company, which in turn is part of Pearson (NYSE: PSO), the international media company.

For further information
Contact: David Hakensen
(952) 681-3040

Financial Times launches new brand advertising campaign

23 April 2007

LONDON - The *Financial Times* is launching a new brand advertising campaign in the UK today, timed to coincide with the 'refresh' of the newspaper. Created by DDB London, the campaign centres around the strapline "We *Live in Financial Times*' and leverages the central role that global business plays in the world's everyday lives. The campaign features three iconic images that encapsulate the key business themes of globalisation, mergers and acquisitions and entrepreneurship.

The new activity runs initially in London and the South East, and will comprise a heavyweight outdoor campaign incorporating high profile poster sites at key commuter locations, branded taxis and transvisions, as well as online advertising, point of sale activity and a fully integrated direct marketing campaign. The campaign will be rolled out globally later in the year, as part of an ongoing investment. The aim is to position the *Financial Times* as the leading source of global business and world news and to communicate the newspaper's unrivalled print and online editorial content.

Ben Hughes, Global Commercial Director for the *Financial Times*, said: "Circulation figures and advertising revenues for the Financial Times have continued to increase over the last 12 months and we are keen to continue this growth. Market research shows that our brand advertising not only appeals to our existing readership, but by positioning the brand in a more accessible, contemporary way, it will also attract a younger business audience who are destined to become the business leaders of the future."

The impactful creative executions bring to the life the 'We Live in *Financial Times*' theme, capturing the energy and excitement of modern business. As well as a poster campaign at key commuter sites in London and the South East, including overground and underground rail stations and landmark sites around the City and key London roads, there will also be 600 taxi supersides and tube car panels on the Waterloo and City Line. Visuals include an inventive cityscape made up of the world's most iconic business buildings and an attention-grabbing image of Richard Branson made to appear as the iconic picture of revolutionary Che Guevara.

The advertising camapgin is the culmination of an extensive programme of global customer research, which revealed that whilst the *Financial Times* is respected for its independence, intelligence and breadth of global business coverage, for non-readers and younger managers in particular, it can also be perceived as somewhat inaccessible and old fashioned.

Frances Brindle, Global Marketing Director for the *Financial Times* said: "Our new brand advertising is a move away from the *Financial Times'* traditional approach. We wanted to create a campaign that would not only promote the excellence of our global business coverage, but also capture the excitement and energy of modern business."

To coincide with the outdoor media and poster campaign in London and the South East, the *Financial Times* will also be targeting existing and prospective consumers with a number of special offers via retail outlets, online and through direct mail.

For retail customers, the *Financial Times* will be running a four week promotion in over 150 WHSmiths Travel stores, with the option for consumers to save £1 by purchasing both the *Financial Times* and *Investors Chronicle*. It will also be running a special promotion with 1400 Martin McColll's outlets offering customers a chance to save £12 on the FT over a four week period, plus a free trial with FT.com. In addition, together with the agency One Bite, the *Financial Times* has launched a new concept of 'FT Shop Window' and will be working with key independent newsagents in London and the South-East to brand their stores with the new advertising. The *Financial Times* field sales team will also be working with its top 300 retailers to help them increase sales.

The direct marketing campaign has been designed by Tullo Marshall Warren, who were appointed by the *Financial Times* earlier this year. It will target senior business professionals with the aim of encouraging trial and regular purchase. A mix of direct mail, email and press inserts in both the UK and European press will feature as part of the activity. Offers to prospective readers include an opportunity to trial the *Financial Times* for four weeks for £1 or to take advantage of four weeks of money off vouchers.

The *Financial Times* has also worked with DDB to create an innovative digital component to the campaign including a microsite, with the URL www.ft.com/join which is featured on all advertising materials. Visitors to the site will be able to scroll over an animated image of the global cityscape featured in the campaign to to access links to news articles and subscription areas. Users will also be able sample content on FT.com for free via a special PIN code promotion in the newspaper. In addition to this, articles in the Companies section of FT.com will be free for 24 hours after they are published online to all users for four weeks from April 23rd.

For further information please contact:Emma Gilpin-Jacobs
Director of Communications
Financial Times
T: +44 (0) 20 7873 4447
M: +44 (0) 7802 955 243
E: emma.gilpin-jacobs@ft.com

Jo Crosby
Communications Manager
Financial Times
T: +44 (0) 20 7873 3811
M: +44 (0) 78131 85975
E: jo.crosby@ft.com

Victoria Dickson
Mantra PR
T: +44 (0) 20 7907 7800
E: vdickson@mantra-pr.com

Notes to Editors:
The Financial Times Group, one of the world's leading business information companies, aims to provide a broad range of business information and services to the growing audience of internationally minded business people. The FT Group includes:

1. The Financial Times, one of the world's leading business newspapers, is recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed in 23 cities across the globe, has a daily circulation of 461,000 and a readership of more than 1.4 million people worldwide.
2. FT.com is one of the world's leading business information websites, and the internet partner of the FT newspaper. Since its relaunch in May 2002, the website has continued to be the definitive home for business intelligence on the web, providing an essential source of news, comment, data and analysis for the global business community. FT.com attracts 5.3 million unique monthly users (ABC electronic figures January 2007), generating 40.4 million page views and has 90,000 subscribers.
3. The FT Group's pan-European network of national business newspapers and online services including France's leading business newspaper and website, Les Echos and lesechos.fr. In February 2000, the FT launched a new German language newspaper, FT Deutschland, with a fully integrated online business news and data service.
4. Through FT Interactive Data, the FT Group is one of the world's leading sources of securities pricing and specialist financial information to global institutional, professional and individual investors. Its products include eSignal, an online realtime streaming quotation service for brokers and active traders.
5. FT Business, which produces specialist information on the retail, personal and institutional finance industries. It publishes the UK's premier personal finance magazine, Investors Chronicle, and The Banker, Money Management and Financial Adviser for professional advisers.
6. The Mergermarket Group, whose products and services provide the global advisory and corporate communities with intelligence and analysis. With regional head offices in London, New York and Hong Kong and 200 journalists in 46 locations worldwide, reliable and validated proprietary intelligence and historical data is provided via the mergermarket, dealReporter, Debtwire and wealthmonitor on-line platforms.
7. The Financial Times Group also has a stake in a number of joint ventures, including;
   - FTSE International, a joint venture with the London Stock Exchange.
   - Vedomosti, Russia's leading business newspaper and a partnership venture with Dow Jones and Independent Media
   - A 50% stake in BDFM, publishers of South Africa's leading financial newspapers and websites.
   - A 50% stake in The Economist Group, which publishes the world's leading weekly business

and current affairs journal.

A 13.85% stake in Business Standard, one of India's leading financial newspapers. The FT Group is part of Pearson plc, the international media group.

Financial Times unveils global refresh

23 April 2007

LONDON - Today the *Financial Times* is introducing a 'refreshed' version of the newspaper, incorporating a range of design changes aimed to further enhance the award winning content* of the newspaper and to improve navigation. Changes will also be introduced to *FT Weekend* (formerly known as Weekend FT) and the *FT magazine* on Saturday 28 April. The changes to both the weekday and weekend newspapers will run in all editions-UK, Europe, Asia and the US-of the *Financial Times*.

Lionel Barber said, "These changes are evolutionary and will provide extra news, deeper analysis and comment. By improving the navigation of the newspaper, we're aiming to help our busy readers get more out of the paper so that they understand that the *Financial Times* is not only as an informative and entertaining read, but also as an essential business tool."

In the weekday edition, the masthead and colour palette have been revised and inside the newspaper there is greater signposting and labelling, improving navigation and making it easier for readers to scan stories. The 'People' section is greatly expanded to highlight important moves in the corporate world and Business Life and Arts pages have been moved to occupy the prominent, final spread in Section One. In Section Two, there will be clear labelling of corporate stories by sector, and improved coverage of the financial markets.

The number of colour pages in section one (16 pages) has been increased from 8 to 14 pages. There are also more signposts to FT.com, offering readers direction and access to additional content and information online, that complements the newspaper.

In the weekend edition, the masthead is also revised, now reading '*FT Weekend*' with a new headline font. There are seven pages of arts and the inside two back pages will now be entitled 'Critics Choice'. Changes will also be made to *FT magazine*, with a bolder cover, the introduction of more space and colour throughout. A new section called 'Frontiers' will be added to the magazine, along with a new column by Simon Briscoe entitled 'It Doesn't Add Up' and an expanded Books section, featuring more author interviews. The back page will now be called 'Defining Moment', which will each week feature a moment which influenced and shaped the world in which we live today.

In addition to the other great columnists at the *Financial Times*, some new columnists will be joining the newspaper in April. Clive Crook, who was recently appointed Chief Washington Columnist and Associate Editor, will write a new weekly column, starting on Thursday 26th April, which will focus on political and economic issues as well as other public policy matters. Luke Johnson, Chairman of Channel 4, will also write a weekly column in Business Life (UK edition only) regarding the challenges facing British Businesses and Matthew Engel will write a weekly column in FT magazine.

The *Financial Times* will also be reviving the original 'Without Fear & Without Favour' motto, which will appear on the 'Leader' page. This first appeared in the *Financial Times* in 1888.

To mark the refresh of the newspaper, an advertising campaign is launching in the UK today, featuring three creatives that encapsulate the key business themes of globalisation, mergers and acquisitions and business revolutionaries. The refresh and advertising campaign also sees the introduction of a new slogan: 'We Live in *Financial Times*'.

Today's issue of the *Financial Times* also has a special coverwrap, featuring one of the creatives from the advertising campaign: a global cityscape, depicting 'world business in one place.'

The refresh is the result of extensive reader research, carried out by independent consultant Hilary Birt, from May 2006 to March 2007, during which respondents agreed that the new look was "more modern" with "newer, fresher colours" and that the "better sectioning makes it easier to read".

For further information please contact:
Emma Gilpin-Jacobs
Director of Communications
Financial Times
T: +44 (0) 20 7873 4447
M: +44 (0) 7802 955 243
E: emma.gilpin-jacobs@ft.com

Jo Crosby
Communications Manager
Financial Times
T: +44 (0) 20 7873 3811
M: +44 (0) 78131 85975
E: jo.crosby@ft.com

Victoria Dickson
Mantra PR
T: +44 (0) 20 7907 7800
E: vdickson@mantra-pr.com

Notes to Editors:
The Financial Times Group, one of the world's leading business information companies, aims to provide a broad range of business information and services to the growing audience of internationally minded business people. The FT Group includes:

1. The Financial Times, one of the world's leading business newspapers, is recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed in 23 cities across the globe, has a daily circulation of 461,000 and a readership of more than 1.4 million people worldwide.
2. FT.com is one of the world's leading business information websites, and the internet partner of the FT newspaper. Since its relaunch in May 2002, the website has continued to be the definitive home for business intelligence on the web, providing an

essential source of news, comment, data and analysis for the global business community. FT.com attracts 5.3 million unique monthly users (ABC electronic figures January 2007) generating 40.4 million page views and has 90,000 subscribers.

3. The FT Group's pan-European network of national business newspapers and online services including France's leading business newspaper and website, Les Echos and lesechos.fr. In February 2000, the FT launched a new German language newspaper, FT Deutschland, with a fully integrated online business news and data service.
4. Through FT Interactive Data, the FT Group is one of the world's leading sources of securities pricing and specialist financial information to global institutional, professional and individual investors. Its products include eSignal, an online realtime streaming quotation service for brokers and active traders.
5. FT Business, which produces specialist information on the retail, personal and institutional finance industries. It publishes the UK's premier personal finance magazine, Investors Chronicle, and The Banker, Money Management and Financial Adviser for professional advisers.
6. The Mergermarket Group, whose products and services provide the global advisory and corporate communities with intelligence and analysis. With regional head offices in London, New York and Hong Kong and 200 journalists in 46 locations worldwide, reliable and validated proprietary intelligence and historical data is provided via the mergermarket, dealReporter, Debtwire and wealthmonitor on-line platforms.
7. The Financial Times Group also has a stake in a number of joint ventures, including;
    - FTSE International, a joint venture with the London Stock Exchange.
    - Vedomosti, Russia's leading business newspaper and a partnership venture with Dow Jones and Independent Media
    - A 50% stake in BDFM, publishers of South Africa's leading financial newspapers and websites.
    - A 50% stake in The Economist Group, which publishes the world's leading weekly business and current affairs journal.
    - A 13.85% stake in Business Standard, one of India's leading financial newspapers.

The FT Group is part of Pearson plc, the international media group.

* In 2007 the Financial Times has won the following awards:

- Digital Media Awards: Best News Content - FT.com
- Adicio Best Practices Awards: Best Media Kit - FT.com
- Watson Wyatt Award for Excellence in HR Journalism: Executive Remuneration & Corporate Governance - Stefan Stern
- British Press Awards: Reporter of the Year - Sheila McNulty
- British Press Awards: Specialist Writer of the Year -

Sheila McNulty

- Association of Circulation Excellence (ACE) Awards: The Award for Service & Communication - Financial Times won Silver

The Financial Times has also received 8 nominations for the Business Journalist of the Year Awards and 6 nominations for the Newspaper Awards.

Financial Times launches new brand advertising campaign

23 April 2007

LONDON - The *Financial Times* is launching a new brand advertising campaign in the UK today, timed to coincide with the 'refresh' of the newspaper. Created by DDB London, the campaign centres around the strapline "We *Live in Financial Times*' and leverages the central role that global business plays in the world's everyday lives. The campaign features three iconic images that encapsulate the key business themes of globalisation, mergers and acquisitions and entrepreneurship.

The new activity runs initially in London and the South East, and will comprise a heavyweight outdoor campaign incorporating high profile poster sites at key commuter locations, branded taxis and transvisions, as well as online advertising, point of sale activity and a fully integrated direct marketing campaign. The campaign will be rolled out globally later in the year, as part of an ongoing investment. The aim is to position the *Financial Times* as the leading source of global business and world news and to communicate the newspaper's unrivalled print and online editorial content.

Ben Hughes, Global Commercial Director for the *Financial Times*, said: "Circulation figures and advertising revenues for the Financial Times have continued to increase over the last 12 months and we are keen to continue this growth. Market research shows that our brand advertising not only appeals to our existing readership, but by positioning the brand in a more accessible, contemporary way, it will also attract a younger business audience who are destined to become the business leaders of the future."

The impactful creative executions bring to the life the 'We Live in *Financial Times*' theme, capturing the energy and excitement of modern business. As well as a poster campaign at key commuter sites in London and the South East, including overground and underground rail stations and landmark sites around the City and key London roads, there will also be 600 taxi supersides and tube car panels on the Waterloo and City Line. Visuals include an inventive cityscape made up of the world's most iconic business buildings and an attention-grabbing image of Richard Branson made to appear as the iconic picture of revolutionary Che Guevara.

The advertising camapgin is the culmination of an extensive programme of global customer research, which revealed that whilst the *Financial Times* is respected for its independence, intelligence and breadth of global business coverage, for non-readers and younger managers in particular, it can also be perceived as somewhat inaccessible and old fashioned.

Frances Brindle, Global Marketing Director for the *Financial Times* said: "Our new brand advertising is a move away from the *Financial Times*' traditional approach. We wanted to create a campaign that would not only promote the excellence of our global business coverage, but also capture the excitement and energy of modern business."

To coincide with the outdoor media and poster campaign in London and the South East, the *Financial Times* will also be targeting existing and prospective consumers with a number of special offers via retail outlets, online and through direct mail.

For retail customers, the *Financial Times* will be running a four week promotion in over 150 WHSmiths Travel stores, with the option for consumers to save £1 by purchasing both the *Financial Times* and *Investors Chronicle.* It will also be running a special promotion with 1400 Martin McColl's outlets offering customers a chance to save £12 on the FT over a four week period, plus a free trial with FT.com. In addition, together with the agency One Bite, the *Financial Times* has launched a new concept of 'FT Shop Window' and will be working with key independent newsagents in London and the South-East to brand their stores with the new advertising. The *Financial Times* field sales team will also be working with its top 300 retailers to help them increase sales.

The direct marketing campaign has been designed by Tullo Marshall Warren, who were appointed by the *Financial Times* earlier this year. It will target senior business professionals with the aim of encouraging trial and regular purchase. A mix of direct mail, email and press inserts in both the UK and European press will feature as part of the activity. Offers to prospective readers include an opportunity to trial the *Financial Times* for four weeks for £1 or to take advantage of four weeks of money off vouchers.

The *Financial Times* has also worked with DDB to create an innovative digital component to the campaign including a microsite, with the URL www.ft.com/join which is featured on all advertising materials. Visitors to the site will be able to scroll over an animated image of the global cityscape featured in the campaign to to access links to news articles and subscription areas. Users will also be able sample content on FT.com for free via a special PIN code promotion in the newspaper. In addition to this, articles in the Companies section of FT.com will be free for 24 hours after they are published online to all users for four weeks from April 23rd.

For further information please contact:Emma Gilpin-Jacobs
Director of Communications
Financial Times
T: +44 (0) 20 7873 4447
M: +44 (0) 7802 955 243
E: emma.gilpin-jacobs@ft.com

Jo Crosby
Communications Manager
Financial Times
T: +44 (0) 20 7873 3811
M: +44 (0) 78131 85975
E: jo.crosby@ft.com

Victoria Dickson
Mantra PR
T: +44 (0) 20 7907 7800
E: vdickson@mantra-pr.com

Notes to Editors:

The Financial Times Group, one of the world's leading business information companies, aims to provide a broad range of business information and services to the growing audience of internationally minded business people. The FT Group includes:

1. The Financial Times, one of the world's leading business newspapers, is recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed in 23 cities across the globe, has a daily circulation of 461,000 and a readership of more than 1.4 million people worldwide.
2. FT.com is one of the world's leading business information websites, and the internet partner of the FT newspaper. Since its relaunch in May 2002, the website has continued to be the definitive home for business intelligence on the web, providing an essential source of news, comment, data and analysis for the global business community. FT.com attracts 5.3 million unique monthly users (ABC electronic figures January 2007), generating 40.4 million page views and has 90,000 subscribers.
3. The FT Group's pan-European network of national business newspapers and online services including France's leading business newspaper and website, Les Echos and lesechos.fr. In February 2000, the FT launched a new German language newspaper, FT Deutschland, with a fully integrated online business news and data service.
4. Through FT Interactive Data, the FT Group is one of the world's leading sources of securities pricing and specialist financial information to global institutional, professional and individual investors. Its products include eSignal, an online realtime streaming quotation service for brokers and active traders.
5. FT Business, which produces specialist information on the retail, personal and institutional finance industries. It publishes the UK's premier personal finance magazine, Investors Chronicle, and The Banker, Money Management and Financial Adviser for professional advisers.
6. The Mergermarket Group, whose products and services provide the global advisory and corporate communities with intelligence and analysis. With regional head offices in London, New York and Hong Kong and 200 journalists in 46 locations worldwide, reliable and validated proprietary intelligence and historical data is provided via the mergermarket, dealReporter, Debtwire and wealthmonitor on-line platforms.
7. The Financial Times Group also has a stake in a number of joint ventures, including;
   - FTSE International, a joint venture with the London Stock Exchange.
   - Vedomosti, Russia's leading business newspaper and a partnership venture with Dow Jones and Independent Media
   - A 50% stake in BDFM, publishers of South Africa's leading financial newspapers and websites.
   - A 50% stake in The Economist Group, which publishes the world's leading weekly business

and current affairs journal.

A 13.85% stake in Business Standard, one of India's leading financial newspapers. The FT Group is part of Pearson plc, the international media group.

Interactive Data reports first-quarter 2007 results

26 April 2007

First-Quarter 2007 Revenue Grew 13.3% and Net Income Increased 29.2%

BEDFORD, Mass - Interactive Data Corporation (NYSE: IDC) today reported its financial results for the first quarter ended March 31, 2007. Interactive Data's first-quarter 2007 revenue grew 13.3% to $162.5 million from $143.4 million in the first quarter of 2006. Net income for the first quarter of 2007 was $25.6 million, or $0.27 per diluted share, a 29.2% increase over net income of $19.8 million, or $0.21 per diluted share, in the first quarter of 2006.

"Our first-quarter 2007 results represent a good start to the year," stated Stuart Clark, Interactive Data's president and chief executive officer. "Our revenue growth in the first quarter of 2007 primarily reflects expansion within our Pricing and Reference Data, Real-Time Services and eSignal businesses. Our first-quarter 2007 net income increased mainly as a result of our revenue growth and prudent spending. Other factors contributing to the net income increase in the first quarter were higher interest income and a lower effective tax rate. In addition, our revenue and profit growth in the first quarter was impacted by the deferral of $1.6 million in Managed Solutions revenue during the first quarter of 2006 that we recognized in subsequent quarters last year."

Clark continued, "We were pleased that our overall organic revenue growth for the first quarter of 2007 was 8.9%, which primarily reflects strong performances at both our Pricing and Reference Data, and Real-Time Services businesses. In our Real-Time Services business, we are seeing that the investments that we have made to strengthen our offerings and enhance the sales organization are translating into improved results. Renewal rates at our institutionally oriented businesses remained at approximately 95%."

Andrew Hajducky, Interactive Data's executive vice president and chief financial officer, commented, "Interactive Data generated $38.1 million in net cash provided by operating activities in the first quarter of 2007, a 30.8% increase over the same period in 2006 primarily as a result of our strong quarterly operating performance. After spending $5.9 million to repurchase our common stock and paying $11.7 million to stockholders in connection with our first-ever quarterly dividend, we ended the first quarter of 2007 with cash, cash equivalents and short-term marketable securities of $220.3 million and no outstanding debt. We move forward with the requisite financial strength to implement the key elements of our growth strategy."

Clark concluded, "Customers are responding favorably to the sales, marketing and product development activities now underway across our organization. We believe that acquiring the assets comprising Xcitek's market data business, which we announced on April 4, will bring valuable new corporate actions-related services and

Also in this release

Press Release and Financials PDF
View file

About PDFs
Get Adobe PDF Reader...
Adobe PDFs and accessibility...
Online tool for converting PDFs to HTML...

< Back to search results

domain expertise to our Pricing and Reference Data business. In addition to pursuing strategic acquisitions, we plan to continue enhancing our capabilities and offerings through internal investment aligned with key industry trends impacting customers such as the proliferation of highly complex securities, regulation and the desire to continue automating key workflow processes. A number of the development programs we have planned will be phased in throughout the remainder of this year and into 2008. We remain enthusiastic about Interactive Data's ability to assist its customers in addressing a number of the time-sensitive and mission-critical financial information challenges they now face."

Other First-Quarter 2007 and Recent Financial and Operating Highlights

Effects of Foreign Exchange:

- Interactive Data's first-quarter 2007 revenue was positively impacted by $4.4 million due to the effects of foreign exchange. First-quarter 2007 revenue before the effects of foreign exchange grew by $14.7 million, or 10.2%, over the comparable period in 2006. Total costs and expenses in the first quarter of 2007 were negatively impacted by $3.5 million due to the effects of foreign exchange. First-quarter 2007 total costs and expenses before the effects of foreign exchange increased by $8.7 million, or 7.8%, over the first quarter of 2006.

Institutional Services Segment:

- Interactive Data Pricing and Reference Data reported first-quarter 2007 revenue of $100.0 million, an 11.4% increase over the prior year's first quarter (or an increase of 8.7% before the effects of foreign exchange). North American revenue for the first quarter of 2007 increased 8.8% over the first quarter of 2006. First-quarter 2007 European revenue increased by 19.4% (or increased by 7.2% before the effects of foreign exchange) from the first quarter of last year. First-quarter 2007 revenue growth in both North America and Europe was driven primarily by higher usage-related revenue and new sales to institutional customers for evaluated pricing and reference data services during the second half of 2006. Interactive Data Pricing and Reference Data's Asia-Pacific first-quarter 2007 revenue increased 26.3% (or increased 19.8% before the effects of foreign exchange) compared with the prior year's first quarter.
- Interactive Data Real-Time Services generated first-quarter 2007 revenue of $32.4 million, an increase of 21.5% over the same quarter last year (or an increase of 14.7% before the effects of foreign exchange). The increase reflects continued growth in the Managed Solutions and real-time datafeed businesses, combined with the previously mentioned first-quarter 2006 deferral of $1.6 million in Managed Solutions revenue. In March 2007, our Real-Time Services business announced DirectPlus, a new ultra-low latency direct exchange data service that is planned for release later this quarter. In April 2007, Interactive Data Managed Solutions, which is managed as part of the Real-Time Services business, announced that it has added 20 new

customers in North America during the past year.

- Interactive Data Fixed Income Analytics reported revenue for the first quarter of 2007 of $8.1 million, which was essentially flat with last year's first quarter. New sales and increased business with existing customers were offset by the impact of cancellations primarily caused by client consolidation activities. Highlights for this business in the first quarter of 2007 included eight new BondEdge installations and the addition of two new customers for its new fixed income analytic datafeed service, bringing the total number of customers for this service to 15.

Active Trader Services Segment:

- eSignal's first-quarter 2007 revenue of $22.0 million increased 16.4% from the same quarter last year (or an increase of 15.6% before the effects of foreign exchange). Quote.com, which was acquired in March 2006, contributed $3.2 million and $0.8 million in revenue to the first quarter of 2007 and 2006, respectively. Excluding the contribution from Quote.com and the effects of foreign exchange, eSignal's underlying revenue growth in the first quarter of 2007 was 3.2%. eSignal ended the first quarter of 2007 with over 62,250 direct subscription terminals, which includes approximately 11,800 direct subscription terminals for Quote.com-related services. eSignal continued to make progress with the integration of the Quote.com operation during the first quarter of 2007. In recent months, eSignal has received recognition from three leading financial industry trade publications and organizations: Technical Analysis of Stocks & Commodities, Trade2Win and Shares magazine.

Cash Position, Stock Buyback Activities, and Quarterly Cash Dividend:

- As of March 31, 2007, Interactive Data had no outstanding debt and had cash, cash equivalents and marketable securities of $220.3 million. During the first quarter of 2007, Interactive Data spent $5.9 million to repurchase 244,000 shares of common stock at an average purchase price of $24.02 per share as part of its existing October 2006 share buyback program. Entering the second quarter of 2007, 1,704,000 shares remained available for repurchase under the existing October 2006 share buyback program.
- During the first quarter of 2007, Interactive Data spent $11.7 million to pay its first-ever quarterly cash dividend of $0.125 per share of common stock to stockholders of record on March 1, 2007.

Acquisition of Xcitek Market Data

- On April 4, 2007, Interactive Data announced that it signed an agreement to acquire the assets comprising the market data division of Xcitek LLC, as well as the market data assets of its affiliate Xcitax LLC, for $25.3 million in cash. This acquisition represents an important element in Interactive Data's strategy to expand its reference data services and support enterprise-wide financial applications. We believe that the addition of Xcitek

Market Data's corporate actions data covering North American securities will augment the corporate actions content that Interactive Data Pricing and Reference Data collects, processes and delivers to thousands of financial institutions and redistribution partners around the world. The transaction is expected to be completed during the second quarter of 2007, after which Xcitek's market data business will be integrated into Interactive Data Pricing and Reference Data.

2007 Outlook

- We anticipate that market conditions in 2007 will be similar to those experienced in 2006. We expect that, although institutional spending on financial market data and related services in 2007 may again increase modestly over 2006 levels, customers will continue to remain focused on controlling spending on such services. Based on our results to date, our outlook for 2007, which excludes any impact associated with the planned acquisition of the assets comprising Xcitek's market data business, is unchanged from the original guidance we issued in February 2007:
    - 2007 revenue growth is expected to be in the range of 6% to 9%
    - Our 2007 effective tax rate is expected to be in the range of 38.5% to 39.5%
    - 2007 net income is expected to grow in the high single-digit to low double-digit range
    - Capital expenditures in 2007 are expected to be in the range of $35 million to $37 million

Conference Call Information

Interactive Data Corporation's management will conduct a conference call on Thursday, April 26, 2007 at 11:00 a.m. Eastern Time to discuss the first-quarter 2007 results, related financial and statistical information, and additional business matters. The dial-in number for the conference call is (706) 679-4631 and the related access code is 4528563. A live webcast of the conference call, along with related slides, will be broadcast on the investor relations section of the Company's Web site at www.interactivedata.com and through www.streetevents.com. To listen, please register and download audio software at the site at least 15 minutes prior to the call. For those who cannot listen to the live broadcast, a replay of the call will be available from April 26 at 2:00 p.m. until Thursday, May 8, 2007 at 2:00 p.m., and can be accessed by dialing (706) 645-9291 or (800) 642-1687, using access code 4528563. A replay of the call, the related slides and other financial and statistical information presented on the conference call will also be available on the investor relations section of the Company's Web site at www.interactivedata.com after the call is completed. The Web site is not incorporated by reference into this press release.

Non-GAAP Information

In an effort to provide investors with additional information regarding our results on a generally accepted accounting principles (GAAP) basis, we also disclose the following non-GAAP information, which management believes provides the following useful information to investors:

- Management refers to growth rates at constant foreign currency exchange rates so that business results can be viewed without the impact of changing foreign currency exchange rates, thereby facilitating period-to-period comparisons of our underlying business. Generally, when the U.S. dollar either strengthens or weakens against other currencies, the growth at constant currency rates will be higher or lower than growth reported at actual exchange rates.
- Management includes information regarding organic revenue growth, which excludes the contribution of businesses recently acquired, related intercompany eliminations and the effects of foreign currency exchange rates because management believes that facilitating period-to-period comparisons of our organic revenue growth on a constant dollar basis better reflects actual trends. As part of determining organic growth, management refers to revenue for our Interactive Data Pricing and Reference Data, Interactive Data Real-Time Services, Interactive Data Fixed Income Analytics, and eSignal businesses. Management uses such information for evaluating its business, and for forecasting and planning purposes. In addition, since we have historically reported revenue for these businesses to the investment community as part of our reports on Form 10-K and Form 10-Q, we believe that continuing to offer such information provides consistency in our financial reporting.
- Management includes information regarding core total costs and expenses which excludes total costs and expenses associated with businesses recently acquired, and the effects of foreign exchange management believes changes in our core total costs and expenses on a constant dollar basis better reflect actual trends in the core businesses.
- Management includes information regarding core operating profit, which excludes revenue and costs and expenses associated with recently acquired businesses, intercompany eliminations and the effects of foreign exchange because management believes changes in our core operating profit on a constant dollar basis better reflect actual trends in the core businesses.

The above measures are non-GAAP financial measures and should not be considered in isolation from (and are not intended to represent an alternative measure of) revenue, total costs and expenses, earnings or cash flows provided by operating activities, each as determined in accordance with GAAP. In addition, the above measures may not be comparable to similarly titled measures reported by other companies.

Forward-looking and Cautionary Statements
This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and federal securities laws, and is subject to the safe-harbor created by such Act and laws. Forward-looking statements include all statements that are not historical statements and include our statements discussing our goals, beliefs, strategies, objectives, plans, future financial conditions, results of

operations and cash flows or projections, as well as those appearing under the heading "Outlook," our statements about expected market conditions, our expected growth and profitability, and planned product and service developments, and acquisitions; our statements related to any potential future stock repurchase transactions, including our intention to repurchase shares of our common stock from time to time under the stock repurchase program, the source of funding for the stock repurchase program, as well as the timing, nature and financial impact of any such transactions related to the stock buyback program; and statements related to dividends, including the timing, nature and financial impact of issuing any dividends. These statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause actual results to be materially different from those contemplated by the forward-looking statements. Such factors include, but are not limited to: (i) the presence of competitors with greater financial resources than ours and their strategic response to our services and offerings; (ii) the possibility of a prolonged outage or other major unexpected operational difficulty at any of our key facilities; (iii) our ability to maintain relationships with our key suppliers and providers of market data; (iv) our ability to maintain our relationships with service bureaus and custodian banks; (v) a decline in activity levels in the securities markets; (vi) consolidation of financial services companies, both within an industry and across industries; (vii) the continuing impact of cost-containment pressures across the industries we serve; (viii) new offerings by competitors or new technologies that could cause our offerings or services to become less competitive or obsolete, or we may not be able to develop new or enhanced services or offerings; (ix) our ability to negotiate and enter into strategic acquisitions or alliances on favorable terms, if at all; (x) our ability to realize the anticipated benefits from any strategic acquisitions or alliances that we enter into; (xi) the regulatory requirements applicable to our business and many of our customers, including our Interactive Data Pricing and Reference Data subsidiary, which is a registered investment adviser; (xii) our ability to attract and retain key personnel; and (xiii) the ability of our majority shareholder to exert influence over our affairs, including the ability to approve or disapprove any corporate actions submitted to a vote of our stockholders; and other factors identified in our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. We undertake no obligation to update these forward-looking statements.

About Interactive Data Corporation
Interactive Data Corporation (NYSE: IDC) is a leading global provider of financial market data, analytics and related services to financial institutions, active traders and individual investors. The Company's businesses supply time-sensitive pricing, evaluations and reference data for more than 3.5 million securities traded around the world, including hard-to-value instruments. Many of the world's best-known financial service and software companies subscribe to the Company's services in support of their trading, analysis, portfolio management and valuation activities. Through its businesses, Interactive Data Pricing and Reference Data, Interactive Data Real-Time Services,

Interactive Data Fixed Income Analytics and eSignal, Interactive Data has approximately 2,200 employees in offices located throughout North America, Europe, Asia and Australia, and is headquartered in Bedford, MA. Pearson plc (NYSE: PSO; LSE:PSON), an international media company, whose businesses include the Financial Times Group, Pearson Education, and the Penguin Group, owns approximately 62 percent of the outstanding common stock of Interactive Data Corporation. For more information, please visit www.interactivedata.com.

The Interactive Data Pricing and Reference Data business includes Interactive Data Pricing and Reference Data Corporation, a Delaware corporation. The Interactive Data Real-Time Services business includes Interactive Data Real-Time Services, Inc., a New York corporation.

COMPANY CONTACTS

Investors:
Andrew Kramer
Director of Investor Relations
781-687-8306
andrew.kramer@interactivedata.com

Media:
John Coffey
Director, Corporate and Marketing Communications
781-687-8148
john.coffey@interactivedata.com

For full financial data download the PDF of this Press Release

Pearson: AGM trading update

27 April 2007



Pearson is today providing the following trading update at its Annual General Meeting.

Pearson reported record results in 2006 and our good trading has continued in the early part of 2007. We have performed well in the major school textbook adoptions; continued to roll out our innovative online learning and assessment platforms in Higher Education; published a string of bestsellers in Penguin; and achieved steady growth in both advertising and circulation at FT Publishing.

We are trading in line with expectations for 2007 and expect to achieve good underlying earnings growth, cash conversion ahead of our 80% threshold, and a further increase in return on invested capital. As always, our sales and profits will be concentrated in the second half of the year.

Our expectations for the full year remain:

- **School** to achieve underlying sales growth in the 4-6% range with margins improving;
- **Higher Education** sales to grow in the 3-5% range with stable margins;
- **Professional** revenues to be broadly level with margins improving;
- **Penguin** margins to improve further, as our publishing investment and efficiency programmes continue to bear fruit;
- **Financial Times Group** profit to grow strongly with our cost measures, integration actions and revenue diversification pushing margins into double digits at **FT Publishing**. **IDC** revenues to grow in the 6-9% range with net income growth in the high single-digits to low double-digits (headline growth under US GAAP).

Marjorie Scardino, chief executive, said: "We've achieved strong growth with a consistent strategy: leading content, services and technology to make it more valuable, international expansion and ongoing efficiency measures. Those advantages, and our solid start to the year, make us confident that 2007 will be another good year for Pearson."

Pearson generates about two-thirds of its sales in the US and each five cent change in the average £:$ exchange rate for the full year would have an impact of approximately 1p on adjusted earnings per share. The average £:$ exchange rate was £1:$1.84 in 2006 and £1:$1.96 in the first quarter of 2007.

For more information:

Luke Swanson/ Simon Mays-Smith/ Deborah Lincoln + 44 (0) 20 7010 2310

Note: growth rates are stated on an underlying basis, excluding portfolio changes and currency movements.

Pearson's AGM takes place today at the Queen Elizabeth II Conference Centre, Broad Sanctuary, London SW1P 3EE at

12 noon.

PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R 0RL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

27 April 2007

Financial Services Authority
FAO: UK Listing Authority
Document Disclosure
25 The North Colonnade
Canary Wharf
London
E14 5HS

Dear Sirs

I enclose two copies of two ordinary and three special resolutions which were passed today at the Annual General Meeting of Pearson plc.

Yours faithfully

S. Jones

Stephen Jones
Deputy Secretary

cc Luke Swanson

SAJ/DC

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 27 April 2007 the following Ordinary resolution was passed:

ORDINARY RESOLUTION

THAT, the authorised ordinary share capital of the company of £297,500,000 be and is hereby increased by £1,000,000 to £298,500,000 by the creation of 4,000,000 ordinary shares of 25p each.

....

Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 27 April 2007 the following Ordinary resolution was passed:

ORDINARY RESOLUTION

THAT, the authorised ordinary share capital of the company of £297,500,000 be and is hereby increased by £1,000,000 to £298,500,000 by the creation of 4,000,000 ordinary shares of 25p each.

....
Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 27 April 2007 the following Ordinary resolution was passed:

ORDINARY RESOLUTION

THAT, subject to the passing of resolution 12 as set out in the Notice of AGM dated 26 March 2007, the directors be and are hereby generally and unconditionally authorised to exercise all the powers of the company to allot relevant securities (within the meaning of section 80 of the Companies Act 1985 (the Act)) up to an aggregate nominal amount of £67,212,339, such authority to expire at the end of the next AGM of the company after the date of the passing of this resolution (unless previously renewed, varied or revoked by the company in general meeting), provided that the company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired.

....

Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 27 April 2007 the following Ordinary resolution was passed:

ORDINARY RESOLUTION

THAT, subject to the passing of resolution 12 as set out in the Notice of AGM dated 26 March 2007, the directors be and are hereby generally and unconditionally authorised to exercise all the powers of the company to allot relevant securities (within the meaning of section 80 of the Companies Act 1985 (the Act)) up to an aggregate nominal amount of £67,212,339, such authority to expire at the end of the next AGM of the company after the date of the passing of this resolution (unless previously renewed, varied or revoked by the company in general meeting), provided that the company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired.

S. J...

....

Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 27 April 2007 the following Special resolution was passed:

SPECIAL RESOLUTION

THAT, pursuant to article 9 of the company's Articles, the company is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Act) of ordinary shares of 25p each in the capital of the company provided that:

(i) the maximum number of ordinary shares hereby authorised to be purchased is 80,000,000;

(ii) the minimum price which may be paid for an ordinary share is 25p per share which amount shall be exclusive of expenses;

(iii) the maximum price which may be paid for an ordinary share is, in respect of an ordinary share contracted to be purchased on any day, the higher of (a) an amount (exclusive of expenses) equal to 105% of the average of the market value of ordinary shares of the company derived from the London Stock Exchange Daily Official List for the five business days before the purchase is made and (b) an amount equal to the higher of the price of the last independent trade of an ordinary share and the highest current independent bid for an ordinary share as derived from the London Stock Exchange Trading System;

(iv) the authority hereby conferred shall expire at the end of the next AGM; and

(v) the company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract as if the authority hereby conferred had not expired.

S. J[signature]

....

Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 27 April 2007 the following Special resolution was passed:

SPECIAL RESOLUTION

THAT, pursuant to article 9 of the company's Articles, the company is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Act) of ordinary shares of 25p each in the capital of the company provided that:

(i) the maximum number of ordinary shares hereby authorised to be purchased is 80,000,000;

(ii) the minimum price which may be paid for an ordinary share is 25p per share which amount shall be exclusive of expenses;

(iii) the maximum price which may be paid for an ordinary share is, in respect of an ordinary share contracted to be purchased on any day, the higher of (a) an amount (exclusive of expenses) equal to 105% of the average of the market value of ordinary shares of the company derived from the London Stock Exchange Daily Official List for the five business days before the purchase is made and (b) an amount equal to the higher of the price of the last independent trade of an ordinary share and the highest current independent bid for an ordinary share as derived from the London Stock Exchange Trading System;

(iv) the authority hereby conferred shall expire at the end of the next AGM; and

(v) the company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract as if the authority hereby conferred had not expired.

S. Jones

....

Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 27 April 2007 the following Special resolution was passed:

SPECIAL RESOLUTION

THAT, subject to the passing of resolution 11, the board of directors of the company (board) be and is hereby empowered pursuant to section 95 of the Act to allot equity securities (within the meaning of section 94 of the Act) for cash pursuant to the authority conferred by resolution 11 in the Notice of AGM dated 26 March 2007 as if sub-section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited:

(i) to the allotment of equity securities in connection with an offer or rights issue in favour of ordinary shareholders where the equity securities for which ordinary shareholders are respectively entitled to subscribe are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them, but subject to such exclusions or other arrangements as the board may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any overseas territory or the requirements of any regulatory body or stock exchange; and

(ii) to the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities for cash up to an aggregate nominal value of £10,080,000;

and further, that this power shall expire at the end of the next AGM of the company after the date of the passing of this resolution (unless previously renewed, varied or revoked by the company in general meeting), save that the company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the board may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

S. J[signature]

....

Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 27 April 2007 the following Special resolution was passed:

SPECIAL RESOLUTION

THAT, subject to the passing of resolution 11, the board of directors of the company (board) be and is hereby empowered pursuant to section 95 of the Act to allot equity securities (within the meaning of section 94 of the Act) for cash pursuant to the authority conferred by resolution 11 in the Notice of AGM dated 26 March 2007 as if sub-section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited:

(i) to the allotment of equity securities in connection with an offer or rights issue in favour of ordinary shareholders where the equity securities for which ordinary shareholders are respectively entitled to subscribe are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them, but subject to such exclusions or other arrangements as the board may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any overseas territory or the requirements of any regulatory body or stock exchange; and

(ii) to the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities for cash up to an aggregate nominal value of £10,080,000;

and further, that this power shall expire at the end of the next AGM of the company after the date of the passing of this resolution (unless previously renewed, varied or revoked by the company in general meeting), save that the company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the board may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

S. J—

....

Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 27 April 2007 the following Special resolution was passed:

SPECIAL RESOLUTION

THAT, the company may send or supply any document or information that is required or authorised to be sent or supplied to a member or any other person, by making it available on a website in accordance with the provisions of the Companies Act 2006 (the Act), whether such document or information is required or authorised to be sent by the Act, the company's Articles, or any other statute, rule or regulation to which the company is subject and this provision shall supersede any provision in the company's Articles to the extent that it is inconsistent with this resolution.

S. Jun.

....

Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 27 April 2007 the following Special resolution was passed:

SPECIAL RESOLUTION

THAT, the company may send or supply any document or information that is required or authorised to be sent or supplied to a member or any other person, by making it available on a website in accordance with the provisions of the Companies Act 2006 (the Act), whether such document or information is required or authorised to be sent by the Act, the company's Articles, or any other statute, rule or regulation to which the company is subject and this provision shall supersede any provision in the company's Articles to the extent that it is inconsistent with this resolution.

S. Jam-

....

Deputy Secretary

END